Exhibit 11

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                                                  Three Months Ended March 31,
                                                  ----------------------------
                                                      2001            2000
                                                  ----------------------------

Net Income                                             871            596
  Less dividends on preferred stock                     (6)            (6)
                                                  ----------------------------

Net Income available to common
  stockholders                                         865            590

Average shares outstanding - both basic
  and diluted                                      668,360        668,360

Earnings per share - Basic and diluted            $   1.29       $   0.88